EXHIBIT 21

Name of Subsidiary                           Jurisdiction of Incorporation

Bando McGlocklin Small
         Business Lending Corporation        Wisconsin

Bando McGlocklin Investment Company (1)      Wisconsin

Lee Middleton Original Dolls, Inc.           Wisconsin

License Products, Inc. (2)                   Wisconsin


(1) The registrant owns 100% of the non-voting stock and 99% of the equity stock.

(2) Bando McGlocklin Investment Company owns 51% of the common stock.